UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0001365555

CUSIP NUMBER 032359309

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

AmTrust Financial Services, Inc.
Full Name of Registrant

Former Name if Applicable
59 Maiden Lane, 43rd Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10038
City, State and Zip Code

 PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2016 (the “Form 10-K”). The Registrant is filing this form for a 15-day extension, from March 1, 2017 to March 16, 2017. As previously disclosed, the Registrant appointed a new independent registered public accounting firm on April 1, 2016. Additional time is needed for the Registrant to complete its consolidated financial statements and assessment of internal controls over financial reporting for the fiscal year ended December 31, 2016, and, as a consequence, for the Registrant’s independent registered public accounting firm to complete its audit procedures and audit of the consolidated financial statements included in the Form 10-K.

In addition, the Registrant expects to make immaterial corrections to errors in its financial statements for fiscal years ended December 31, 2015 and 2014 and certain financial information for fiscal years ended December 31, 2013 and 2012 for inclusion in the Form 10-K and these processes have not been completed. The Registrant is still evaluating corrections to its historical quarterly financial statements within these fiscal years.

In connection with the foregoing, the Registrant expects to disclose in the Form 10-K that, as part of its evaluation of its internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, the Registrant identified material weaknesses in its internal control over financial reporting that existed as of December 31, 2016, specifically related to ineffective assessment of the risks associated with the financial reporting and an insufficient complement of corporate accounting and corporate financial reporting resources within the organization. As the Registrant completes the preparation of its financial statements and the related audit process for fiscal year 2016, additional adjustments and/or material weaknesses could be identified.

While the Registrant’s management believes that significant progress has been made in enhancing internal controls as of December 31, 2016 and in the period since, the material weaknesses have not been fully remediated due to insufficient time to fully implement and assess the design and operating effectiveness of the related controls. The Registrant will continue the process to enhance internal controls throughout 2017.

Notwithstanding the Registrant’s inability to file the Form 10-K within the prescribed time period, the Registrant currently does not expect any material changes to the results it previously reported in its earnings release dated February 27, 2017.

The Registrant plans to file its Form 10-K no later than the fifteenth calendar day after its prescribed due date.

The Registrant’s expectation regarding the timing of the filing of the Form 10-K, its ability to remediate its material weaknesses, and the lack of material changes to the results included in its press release dated February 27, 2017 are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Registrant’s, or consequently its independent auditors’, inability to complete the work required to file the Form 10-K in the time frame that is anticipated or due to unanticipated changes required to its reported results.

For more information about the matters described above, see the Registrant’s Current Report on Form 8-K furnished with the SEC on February 27, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald E. Pipoly, Jr., Chief Financial Officer	216	328-6116
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AmTrust Financial Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2017	By	/s/ Ronald E. Pipoly, Jr.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).